SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

The Chairman & Chief Executive Officer of Korea Electric Power Corporation (“KEPCO”), Mr. Joon-Ho Han, will host an investor conference as follows;

•	Time: 12:30 through 14:30 pm on March 3, 2006 (London Time)

•	Venue: Ironmongers’ Hall at Shaftesbury Place Barbican London EC2Y 8AA

•	Topics: General Update on KEPCO

# Attachment: Information to be presented at the conference

Investor Presentation
2006. 3. 3.
This material has been prepared by Korea Electric Power Corporation for the information of investors of the company.  This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities.  While reasonable care has been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness.  Any projections or estimates may be different from actual results.
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2 Table of Contents I. Overview II. Business & Operations III. Financial Profile IV. Strategic Initiatives *

I. Overview * * * * * * *

Power Monopoly in Korea
Generation Transmission Distribution
100%
*  Based on gross generation (FY2005)
100% 96%
Assets
Revenues
Generating Capacity
Market Capitalization
KRW 75.0 trillion (USD 73.1 billion)
KRW 25.2 trillion (USD 24.9 billion)
55,954 MW
KRW 24.2 trillion (USD 23.9 billion)
Credit Rating
A2(Moody’s), A(S&P)
•
Assets : as of June 30, 2005 (Consolidated)
•
Revenues : as of Dec. 31, 2005 (KEPCO + GENCOs, preliminary & un-audited)
•
Generating Capacity : as of Dec. 31, 2005
•
Market Cap.: as of Dec.31, 2005, USD/KRW=1,013.0
•
Moody’s raised credit rating higher than the government on May 25, 2005
*

II. Business & Operations * * * * * * *

Demand Growth for FY2005 (yoy)
Residential Commercial Industrial Overall
9.2%
Volume Revenue
6.2%
5.2%
6.5%
6.4%
7.4%
5.3%
6.3%
Unit Sales Price
FY2004
Residential
Commercial
Industrial
Average
91.1
95.2
60.2
74.5
(Won/Kwh)
90.9
96.9
60.2
74.6
FY2005
Demand Growth
Demand Growth Forecast
2007           : 4.3%
2008 ~ 2011 : 3 – 4%
Sales
Volume
Historical Demand Growth &
GDP (%)
Demand Growth
GDP Growth
Sales Volume
8.5
3.8
7.0
3.1
4.6
11.8
7.6 8.0
5.4
6.3
2000 2001 2002 2003 2004 2005
6.5
4.0
2006
5.9
5.0
(Unit : 1,000 GWh)
240 258 278 294 312 332 352
•
Forecast value for 2007 onward by MOCIE &
KPX
• Actual results may differ from the forecast

Tariff
History of Tariff Adjustment
Management Strategies on Tariff Adjustments
• Rebalancing tariffs among different customers to recover the different cost of supply in a timely manner
• Reclassifying commercial, industrial, and educational customers by voltage supplied
• Narrowing the gap between the highest and lowest tariffs within residential customer base
* Tariffs were increased by 1.9%, while the rate of The Electric Power Industry Basis Fund was decreased by 0.9%
from 4.59 to 3.7%   This resulted in 2.8% tariff increase
2004.3.
5.9%
6.5%
5.3%
4.0%
1997.7. 1998.1. 1999.11. 2000.11. 1995.5.
4.2%
-0.1%
2002.6.
0.0%
1996
0.0%
2001 2003
0.0% -1.5%
2.8%
2005.12.
1.9%
*

Fuel Price
&
Expense
(1)
Fuel Price &
FX trends
FY2005 Fuel Expense
FY2004 FY2005
yoy
54.9 56.5 2.9%
432.5 494.6 14.4%
247.9 287.5 16.0%
Unit Price &
FX Rate Change
(1,000Won/ton,Won/liter, KRW/USD)
B. Coal
LNG
B.C. Oil
FY2004 FY2005
yoy
2,466 2,690 9.1%
850 955 12.3%
2,980
3,479
16.7%
B. Coal
LNG
B.C. Oil
1,143.7 1,024.1 -10.5% FX Rate
2004
Average
1/4
2005
NEWC* Coal Price Index 53.3 50.7
51.7
47.6 39.1
Dubai Oil Price 33.6 41.2
47.9
55.5 52.7
* NEWC : Newcastle
47.3
49.4
2/4
2005
3/4
2005
4/4
2005
2005
Average
USD/barrel
USD/ton
FX Rate*
1,022.1 1,008.1 1,029.4 1,036.6
KRW/USD
1,024.1 1,143.7
* FX Rate Source : Bloomberg
719 721 0.3% Nuclear
7,015
7,845
11.8% Total
Fuel Expense
(in billion Won)
2003
Average
25.3
26.8
1,191.8
*

Strategy on Fuel Cost Saving
Fuel Cost Mix Generation Mix
Fuel Price
&
Expense
(2)
FY2004 FY2005
Nuclear
&
Hydro
Coal
Oil
LNG
43%
39%
4%
14%
41%
39%
5%
15%
FY2005 FY2004
Coal
Oil
LNG
10%
35%
13%
42%
11%
36%
13%
40%
Nuclear
&
Hydro
• Maintaining optimal proportion of generation based on fuel type
Sustaining over 80% of nuclear &
coal generation, above 90% utilization rate of nuclear
•
Securing shares of foreign mines &
fuel suppliers
• Re-trying direct import of LNG
*

III. Financial Profile * * * * * * *

29.95%
24.07%
0.85%
29.59%
15.54%
Capital Structure
Capital Structure
Interest Bearing Debt*
• Total SH’s Equity : KRW 41.4 trillion (USD 40.4 billion)
• Total Liabilities   : KRW 33.6 trillion (USD 32.7 billion)
Liab.
45%
SH's
Equity
55%
as of June 30, 2005
Consolidated
Shareholder Mix as of December 31, 2005
KDB
Government
Treasury Stock
Foreigners
Others
* Debt : KEPCO + GENCOs, as of Dec. 31, 2005
Total Debt
: KRW 18.3 trillion equivalent
Total Foreign Currency Debt
: KRW 2.8
trillion equivalent
US Dollar
45%
FX Debt
15%
Local Currency Debt
85%
Others
12%
JPY
43%
54.02%
*

Debt Profile &
Strategy
Debt Repayment Schedule
Debt Currency Mix Fixed vs. Floating Mix
2005       Target
KRW
85%
USD 7%
JPY &
Others 8%
75%
5%
20%
KRW
Fixed                      55%
Floating                  45%
FX
Fixed                      89%
Floating                  11%
* Debt : KEPCO + GENCOs, as of Dec. 31, 2005
Total
Fixed                      60%
Floating                  40%
Total Maturing Debt
FX Debt
2006 2007 2008 2009 2010 2011 2012 2013
3.2
3.8
2.2
1.9
0.3
0.7
0.4 0.8 0.7
2014 &
after
1.1
0.6
0.3
0.6
Trillion Won
Target Schedule
4.6
*

* Based on consolidated financial statements
**  2005 Results : KEPCO + GENCOs, preliminary &
un-audited
*** Interest cost is inclusive of the capitalized
(Unit: KRW bn)
KWh sold(GWh) 5.4% 293,599
Revenues 6.6% 22,775
EBITDA 3.6% 10,313
Operating Income 3.5% 5,224
Total Interest Cost *** (17.1%) 1,333
Interest Bearing Debt (3.5%) 22,645
Net Income (23.8%) 2,323
6.6% 332,413
5.3% 25,236
(14.3%)
8,498
(15.5%) 3,776
(23.2%) 807
(6.9%) 18,337
(15.0%) 2,449
2003 yoy yoy 2004
2005**
yoy
8.0% 278,451
5.6% 21,366
11.3% 9,953
26.5% 5,047
(20.3%) 1,608
(15.9%) 23,477
86.4% 3,048
6.2% 311,716
5.2% 23,956
(3.8%)
9,916
(14.5%) 4,467
(21.2%) 1,051
(12.9%) 19,715
24.1% 2,883
Improved Financial Status*
yoy
2002
*

• Despite general economic slowdown, demand
growth rate was decent to be 6.5%
• Fuel cost was up by 11.6% due to fuel price hike
• Depreciation was up by 8.6% due to new facilities
• Operating income was decreased by 11.3% mainly
due to the increase of fuel cost &
depreciation
• Interest expenses were down by 13.1% due to the
decrease of total debt and low interest rate
• Net income was down by 14.9% mainly because of
the decrease of operating income and FX gain
* This financial information is preliminary, un-audited and  made by adjusting for major inter-company transactions among KEPCO and its six generating subsidiaries only. As such, these financial information may not have been prepared in accordance with Korean generally accepted accounting principles, and may not necessarily be indicative of the results of operations of KEPCO and its six generating subsidiaries as a group
FY2005 Results*
FY2004     FY2005    %change
(Unit : in billions of Korean Won)
* KEPCO+GENCOs
Operating revenues:
Sale of electric power
Other operating revenues
Revenues for other businesses
Operating expenses:
Power purchased for resale
Maintenance
Depreciation
Other
Expenses for other businesses
Operating income
Other income:
FX gain
Investment income from affiliates
Other
Other expenses:
Interest expenses
FX loss
Other
Ordinary income
Provision for income taxes
Net income
Fuel
Commission
23,661
23,193
358

19,404
1,345
1,770

4,257
1,719
876

1,330
707
9
614
4,646
1,765
2,881
4,722
3,437
7,421

25,236 6.7%
24,671 6.4%
448 25.1%
117 6.4%
21,460 10.6%
1,507 12.0%
1,851 4.6%
5,127 8.6%
3,921 14.1%
123 8.8%
3,776 -11.3%
1,183 -31.2%
355 -59.5%
181 -34.6%
647 14.3%
1,132 -14.9%
614 -13.1%
31 244.4%
484 -21.1%
3,827 -17.6%
1,378 -21.9%
2,449 -14.9%
8,280 11.6%
651 9.0%
Investment loss from affiliates 0 3 -
*

Capital Expenditure
Conservative Official Forecast
Thermal 1,047 2,240 1,622 2,801
Nuclear 1,000MW
New Capacity
to be added
3,567
3,722
4,173
1,902
2,197
2,911
2,287

2,009
3,124
2004A 2005A 2006F 2007F
6,202
7,191
8,642
9,584
1,427
4,311
1,610
3,510
2008F
9,431
(in billion Won)
4,081
1,145
3,491
2009F
8,717
1,500
3,329
T&D Facility
Thermal Plant
Nuclear Plant
*

19.7%
23.6%
22.9%
18.6%
8.1%
14.3%
10.2%
12.0%
Operating &
Net Profit Margin*
Total Borrowing to Equity Ratio**
84.1%
65.1%
59.9%
48.6%
Average Debt Cost*
6.3%
6.1%
5.2%
4.7%
KEPCO+GENCOs
EBITDA Interest Coverage*
15.0%
9.7%
4.4%
*
2005 Results : KEPCO + GENCOs, preliminary &
un-audited
** 2005 Results : as of June 30, 2005
2001 2002 2003 2004 2005 2001 2002 2003 2004 2005
2001 2002 2003 2004 2005 2001 2002 2003 2004 2005
48.6%
4.4X
6.2X
7.7X
9.4X
10.5X
Major Financial Statistics
*

IV. Strategic Initiatives * * * * * * *

A World-Renowned
Utility Company
Maximize the profitability to protect
&
serve
shareholders, investors, and all
stakeholders’ interest
Respecting Customers
Embracing Changes
Focusing on Profitability
Improve corporate competitiveness by
actively coping with changing business
environment, and enhance corporate brand
value by acquiring core technologies &
exploring overseas power markets
Core Values &
Vision
By standing on the basis of human-oriented
spirit, KEPCO values the customer
satisfaction at the top priority

Stabilization of
electricity business
structure &
Expansion
of business area
Business area
Establishment of
horizontal,
decentralized
management system
in KEPCO
Management
System
Concentration of
corporate resources
for building a growth
engine for the future
Marketing
&
Service
Strengthening of
financial strategy for
pursuing future
growth engine and
boosting corporate
value
Finance
HR management
based on performance
and competence &
security of global
specialist
Human Resources
KEPCO 2015
A World-Renowned Total Energy Provider
VISION
A World-Renowned Utility Company
Mid-term Goal &
Strategies
*

Strategy
Projects in Operation
Country               Period            Project Cost
•
Rehabilitating &
Operating 650MW Coal-fired plant Philippines Sep. 95 ~ Sep. 10 U$ 260 million
•
Building &
Operating 1200MW LNG-fired plant(BOT)
Philippines
Mar. 99 ~ Jun. 22 U$ 709 million
• Designing Upgrading Grid Voltage Myanmar Jan. 04 ~ Jan. 06 U$ 1 million
•
Feasibility Study &
Training on T&D Operation
Sep. 05 ~ Jan. 08
• Domestic operations are KEPCO’s core business
• Risk management by countries and projects, and returns must justify carefully estimated risks
•
Minimizing risk through ‘risk &
return analysis’ and ‘business portfolio’
• Project financing with minimal recourse to minimize capex burden and risk
•
Operating &
Maintaining 850MW Combined-Cycle plant      Feb. 06 ~ Jan. 10 -
Overseas Business
Libya
Lebanon
U$ 9.7 million

Industry Restructuring
Initial Plan, Current Status & Future
Distribution
Generation
GENCO setup
+ Sale
DISCO setup
+ Sale
6 GENCOs in operation,
100% owned by KEPCO
DISCO setup was scrapped
by MOCIE in June 2004
• Be prepared to sell GENCOs when price is right
• Management control is on for sale
• Improving the asset value to get right price
• All GENCOs except for Nuke
&
Hydro to be sold
• Divisional System within KEPCO will be introduced
• Each division will be autonomous and competitive
• New system shall be gradually implemented
Plan Current Status Future Strategy
• IPO has been delayed as the price quote was below book value
• KEPCO will push forward with selling management control at the right price (at least book value)
• This policy secures KEPCO’s value, and credit won’t be affected during the sale process
Sale of KOSEP
• Scrapped because benefits were not certain given substantial risks
• This cleared the uncertainty considerably and saved the cost of DISCO setup
Scrapping
DISCO setup
*

Asset Sale
Assets on Sale
*  Book value: as of  Dec. 31, 2004
KOSEP              1,978            100.0%
KPS 278             100.0%
KEPID 23               49.0%
KDHC 170               26.1%
KOGAS 788               24.5%
KOPEC 60               97.9%
Powercomm 388               43.1%
Book Value*
Ownership                                       Plan to Sell
• Selling management control as originally planned
• Listing on domestic exchange or selling to strategic investors
•
Timing &
method of selling is to be set by consulting with Government
•
Timing &
method of selling is to be set by consulting with Government
• Subject to Government’s plan of deregulating the gas industry
• After Government’s finalization of the plan to introduce competition into the industry of designing nuclear reactors
• Listing on either domestic or foreign exchange, in relation to the bonds convertible into Powercomm shares issued in Euro market
(in billion Korean Won)
*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Kwang-Choong Kim
Name: Kwang-Choong Kim
Title: Treasurer

Date: March 2, 2006